FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December, 2004


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: December 21, 2004



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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            21 December, 2004, Enquiry Decision


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Exhibit 99




                          UNILEVER COOPERATES WITH INQUIRY
                               ENTERPRISE CHAMBER

In a decision today the Enterprise Chamber of the Amsterdam Court of Appeal has decided to start an inquiry with regard to the 5 euro cents preference shares in Unilever N.V.

"Unilever N.V. is currently studying the decision. We will fully cooperate with the inquiry", said Mr. J. van der Bijl, secretary of Unilever N.V.

Unilever N.V. issued the preference shares in 1999 as a tax-friendly alternative to a cash dividend. In March 2004 Unilever N.V. published the proposed decision to convert these preference shares into ordinary Unilever N.V. shares in the first quarter of 2005. A number of holders of these preference shares raised objections to this and asked the Enterprise Chamber to institute an inquiry. An additional request to forbid the conversion was rejected by the Enterprise Chamber.

                                      -o0o-

December 21 2004